TO:    Techdyne, Inc. Shareholders

FROM:  Techdyne, Inc. (the "Company" or "Techdyne")

DATE:  June 13, 2001

RE:    Information regarding a proposed change in control of the Company
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Introduction

     This statement is being furnished to our shareholders in accordance with Rule 14f-1 under the Securities Exchange Act of 1934 in connection with an anticipated change in a majority of our directors and resulting change in control of our Company as a result of the proposed sale of 71.3% of our outstanding capital stock currently held by our parent, Medicore, Inc., to Simclar International Limited, a privately held United Kingdom company.


Forward Looking Statements and Information Regarding Medicore and Simclar

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     THIS INFORMATION STATEMENT INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN
THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS INFORMATION STATEMENT, INCLUDING, WITHOUT LIMITATION, THOSE REGARDING THE COMPANY'S, MEDICORE'S AND SIMCLAR'S INTENTIONS, EXPECTATIONS AND BELIEFS ARE FORWARD-LOOKING STATEMENTS.
ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT GIVES NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO BE CORRECT. ACTUAL RESULTS COULD AND MAY DIFFER MATERIALLY FROM THE EXPECTATIONS DISCLOSED HEREIN.

     INFORMATION SET FORTH IN THIS STATEMENT REGARDING MEDICORE HAS BEEN DERIVED FROM PUBLIC FILINGS BY MEDICORE AND INFORMATION REGARDING SIMCLAR HAS BEEN FURNISHED TO THE COMPANY BY SIMCLAR AND THE COMPANY HAS RELIED UPON THE ACCURACY OF SUCH INFORMATION.
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Our May, 2001 Annual Meeting

     On May 23, 2001, we held our annual meeting of shareholders, at which time seven directors were elected, including Messrs. Thomas K. Langbein, Barry Pardon, Joseph Verga, Peter D. Fischbein, Anthony C. D'Amore, Lytton Crossley, and Edward Diamond. At the meeting and currently we have 6,556,997 shares of common stock outstanding and entitled to vote.

Sale of Control of Our Company

     In our Annual Report on Form 10-K for the year ended December 31, 2000, which accompanied the Information Statement forwarded to our shareholders, we noted a proposed sale of our common stock by our parent, Medicore, Inc., which parent owns 71.3% of our shares, to Simclar International Limited, a larger private United Kingdom company engaged in similar operations. As Simclar has advised us, for the year 2000 it had sales of approximately $101,500,000, profits before taxes of approximately $8,000,000, and had a net worth at December 31, 2000 of approximately $19,300,000.

     Medicore and Simclar executed a final Agreement for Sale and Purchase of Shares, to which we are a party, on April 6, 2001 (the "Agreement"). Medicore is now engaged in soliciting its shareholders' approval for the transaction at its annual meeting scheduled for June 27, 2001. The Agreement provides for Medicore's sale of all of its 4,674,620 shares of our common stock (71.3% of our outstanding shares) to Simclar in consideration for $10,000,000 plus earn-out payments of 3% of our net sales for the next three years, with a minimum aggregate earn-out of $2,500,000 and a maximum aggregate earn-out of $5,000,000. Simclar's source of funds for the $10,000,000 payment is a combination of its existing cash balances and a term loan with the Bank of Scotland, the terms and conditions of which have not yet been finalized. We became a party to the Agreement, since we made certain customary representa-tions as to our corporate organization, existence, authorization and the enforceability of the Agreement, and certain covenants:

     o to operate our business in the ordinary course, and except with Simclar's prior written consent, not to
           -     undertake capital expenditures in excess of $50,000
           - dispose of or grant options for assets with a value over $50,000; or change the capital structure
           - make material changes to compensation or terms of employment for officers, directors, managers or employees, with limited exceptions as to cancellation of 50% of outstanding notes issued as part payment for option exercises, and granting of bonuses up to $50,000
           - increase aggregate consolidated borrowings in excess of $50,000, except under existing credit facilities
           -     declare cash or stock dividends
     o to preserve our business organization and keep available the services of officers, employees and agents, and maintain relations and good will with suppliers, customers, and others having business relationships with us
     o to file and maintain a registration statement covering (i) 310,000 of our shares held by officers and directors of our Company and Medicore, and (ii) 449,000 shares of our common stock issuable upon exercise of options held by certain officers, directors and advisors of our Company and Medicore and by our employees; and
     o to increase the number of board members from seven to nine, which we have already accomplished, such increase to be effective upon completion of the sale of our shares to Simclar

     Medicore and Simclar also made a variety of customary representations and covenants; one noteworthy covenant of Simclar is that it will not finance the purchase of control of our Company from Medicore through any pre-arranged sale or encumbrance of our assets, provided Simclar is free to pledge our shares which it acquires, or to close or dispose of our facilities or assets for valid corporate purposes. We determined to discontinue our operations in Scotland, and on May 3, 2001, our subsidiary, Techdyne (Europe) Limited, entered into a Management Agreement with Simclar for Simclar to manufacture products for Techdyne (Europe) and assist in management coordination. See "Additional Information About Simclar's Five Nominees Designated to Become Directors of Techdyne Upon Consummation of Medicore's Sale of Control of our Company to Simclar - Certain Relationships and Related Transactions" below.


Management of Our Company After the Sale

     As part of the Agreement, assuming and upon effectiveness of the consummation of the sale of control of our Company to Simclar, five of our current board members, including Thomas K. Langbein, Joseph Verga, Peter D. Fischbein, Anthony C. D'Amore, and Edward Diamond, shall resign. Continuing on the board, will be Barry Pardon, also currently President of Techdyne, and Lytton Crossley. We have amended our by-laws to increase the board to nine members effective upon completion of the sale of control.

     Simclar currently has five nominees for directors of our Company, who are listed below with their proposed management positions, age, and back-grounds. Immediately upon completion of the sale Simclar anticipates appointing two additional directors, at least one of whom will be independent in order to satisfy the Nasdaq corporate governance rules, which require the audit committee to be comprised of at least three independent directors. Simclar is also considering Lytton Crossley for membership on the audit committee of the board.

     Samuel John Russell, 56 years old, nominee for director and Chairman and Chief Executive Officer of Techdyne, has served as a managing director of Simclar International Limited since April, 1976. Since May 28, 1992, Mr. Russell has served as a director of Pioneer Security Systems Limited, a Scottish company located in Edinburgh, Scotland, which provides home security services for residential properties owned by City Councils in Scotland and England. Since June 15, 1998, Mr. Russell has served as a director of Russmarr Limited, a Scottish company located in Edinburgh, Scotland, which is engaged in the development of electronic alarms for use in residential properties.

     Christina Margaret Janet Russell, 56 years old, nominee for director, has served as a director of Simclar International Limited since April, 1976. She has served as a director of Pioneer Security Systems since May 28,1992 and as a director of Russmarr Limited since June 15, 1998. She is the wife of Samuel John Russell.

     Thomas Clark Foggo, 57 years old, nominee for director, has been a senior partner of Skene Edwards W.S., Solicitors and Notaries, Edinburgh, Scotland since January 1, 1990. Mr. Foggo will become a member of the audit committee.

     John Ian Durie, 45 years old, nominee for director, was a partner in Rutherford Manson Dowds, Chartered Accountants, from January 1, 1996 through June 30, 1999, when the firm merged with Deloitte & Touche, Edinburgh Scotland. He has served as a partner at Deloitte & Touche since such date.

     Kenneth Greenhalgh, 56 years old, nominee for director, is Managing Director of OPT Limited, a Scottish management consulting company. Mr. Greenhalgh has been a director of OPT Limited since May, 1984. Over the past five years, Mr. Greenhalgh has served as a management consultant to Simclar and other companies. Mr. Greenhalgh will become a member of the audit committee.

Other Directors and Executive Officers

     Assuming consummation of the sale and Simclar taking control of our Company, two existing directors, one of whom is currently our President, will continue with the new management.

     Barry Pardon, who will continue as Techdyne's President and as a director, joined Techdyne in November, 1980, as national sales manager, and initiated the independent manufacturer representatives sales force. Mr. Pardon became Vice President of Marketing in 1981, was appointed Executive Vice President (Marketing) in 1988, and was appointed President in November, 1991. Mr. Pardon is Chairman of the Board of Lytton, and a director of Techdyne (Europe). He is also a member of the South Florida Manufacturing Center Advisory Board.

     Lytton Crossley, who will also continue on the board, and who Simclar anticipates requesting to be a member of the Company's audit committee, established Lytton Incorporated in 1979, and was its Chairman and President through July 31, 1997, at which time Lytton was acquired by Techdyne. He remained as President of Lytton until August, 1998, when he became Assistant to the President of Lytton, and currently devotes a limited amount of his time to Lytton. See "Certain Relationships and Related Transactions."

     Joseph Verga, who is resigning as a director of the Company, assuming consummation of the sale to Simclar, may continue as an executive officer. Mr. Verga joined the Company in 1979 as purchasing agent. In 1980 he became production control manager and Vice President, in 1981 the operations manager, and in 1984 was elected a director and appointed Secretary of the Company, which position he relinquished to counsel in 1997. In 1985 he was appointed Treasurer and in 1988 was made Senior Vice President of Operations.

     There are no family relationships among any of the officers or directors, or Simclar designees of the Company (other than between Mr. Russell and his wife Christina Russell).


Board Committees

     The Company has an audit committee currently comprised of Peter D. Fischbein and Anthony C. D'Amore. Upon consummation of Simclar's acquisition of Techdyne, Messrs. Fischbein and D'Amore will resign as directors, and we have been advised that Simclar anticipates appointing two of its five director designees, Thomas C. Foggo and Kenneth Greenhalgh, to the audit committee, and is considering Lytton Crossley, one of Techdyne's current directors, who is remaining on the board, as a third member of the audit committee. See "Management of Our Company After the Sale." Our audit committee met four times in 2000, sometimes alone, with management, and with our independent auditors. The audit committee is responsible for recommending to the board of directors the firm of independent accountants to serve the Company, reviewing fees, services and results of the audit by such independent accountants, reviewing the accounting books and records of the Company and reviewing the scope, results and adequacy of the internal audit control procedures of the Company. The audit committee reviewed our annual and quarterly results, the Audit Committee Report, and Company disclosure filings, before filing.

     We also have a stock option committee, consisting of Messrs. Langbein, Pardon and Verga. This committee considers new option plans and the granting of incentive and non-qualified options, eligible participants, the extent of the options and their terms, and makes its recommendation to the board. Upon Simclar's acquisition of Techdyne, Messrs. Langbein and Verga will resign as directors. Simclar has not indicated whether it intends to continue to have a stock option committee, or if so, who will be appointed to such committee.

     We have no compensation committee. Compensation of our executive officers is considered by the entire board. Only Barry Pardon, President and director of the Company, has an employment agreement with the Company. See "Executive Compensation" below. We have no indication whether Simclar will establish a compensation committee upon its acquisition of control of our Company.


Conditions to Consummation of the Sale

     The consummation of the transactions contemplated by the Agreement is subject to the satisfaction of certain conditions, some of which may be waived by the affected party, including:

     o     the accuracy of each party's representations and warranties
     o     the performance of each parties' respective covenants and obligations
     o the execution and delivery of all necessary documents required to be provided by the parties, including:
           -     opinions of counsel
           -     mutual release between our Company and Medicore
           - a non-compete agreement from Medicore, under which Medicore agrees not to compete with our operations, products or services throughout the world for five years from the closing; Medicore has also agreed to keep confidential all secret and confidential information it may possess relating to our Company and our subsidiaries
     o     approval of the sale by Medicore stockholders; and
     o no material adverse change in the business and financial condition of the Company


Termination of the Agreement

     The Agreement may be terminated by the parties:

     o     by mutual consent
     o     by either Medicore or Simclar upon
           -     the occurrence of material breach which is not cured
           - if a closing has not occurred by June 30, 2001 or such later date as the parties may agree upon
           -     if the conditions to closing  are not satisfied or waived; or
           - upon failure of Medicore's stockholders to approve the sale of the shares to Simclar

     If Medicore shareholders approve the transaction on June 27, 2001, it is anticipated that the consummation of the sale of control of the Company to Simclar and the concurrent change in the composition of the Company's board will be completed the same day.


Indemnification

     We and our parent, Medicore, separately for themselves and not with respect to the other's actions, omissions, representations or disclosures, each indemnified Simclar, and Simclar similarly indemnified us and Medicore, for any material breach of their respective representations, warranties and covenants in the Agreement for Sale and Purchase of Shares and related documents each has delivered in connection with the Agreement, and any claim for brokerage or finder's fees in connection with the proposed sale of the Techdyne shares. We have also indemnified Simclar against any damages arising out of any product shipped or manufactured, or any services provided by us outside the ordinary course of our business.

     Most of the indemnifications survive for one year from the closing of the sale of shares, and two years for taxes, employment benefits, and environmental issues. There is no liability for any party until all damages attributable to that party exceed $100,000, and a cap for the maximum liability of Medicore in the amount of the purchase price received for its sale of the Techdyne shares.

     With respect to the registration statement being filed by us covering certain additional Techdyne shares held by certain officers and directors of our Company and Medicore and employees of our Company, the selling shareholders and Techdyne will provide reciprocal indemnifications against any claims, liabilities, and charges that may arise out of any untrue statement or omission to state material facts in the registration statement which either party makes or omits to provide relating to itself.

     Our certificate of incorporation and by-laws provide that we shall indemnify, to the extent permitted by Florida law, any person whom we may indemnify, including our directors, officers, employees and agents. Such indemnification (other than as ordered by a court) shall be made by us only upon a determination that indemnification is proper in the circumstances because the individual met the applicable standard of conduct. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors, or by independent legal counsel, or by our shareholders.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our Company we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnify-cation against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person or by any selling shareholder in connection with the Techdyne securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


Interests of Certain Persons in the Sale

     Some of the officers and directors of our Company and of our parent, Medicore, have interests in the proposed sale that are different from, or in addition to, those of the stockholders of Medicore considering the sale for approval. Our board and Medicore's were aware of these interests when considering the proposed sale.

     First, Thomas K. Langbein, our Chairman and CEO and the President, Chairman and CEO of Medicore, will resign from those positions with our Company, assuming closing of this sale transaction, but will continue at those positions with Medicore. Mr. Langbein is the beneficial owner of approximately 2.7% of Techdyne and 21% of Medicore. Mr. Langbein is included in the registration statement we are filing with the SEC on behalf of selling shareholders for the opportunity to publicly sell their shares. The table below lists the officers, directors and key employees as a group, and the number of shares to be included in Techdyne's registration statement, including shares issuable upon exercise of their Techdyne options.


                        Techdyne's Registration Statement


                          Common Stock Being Registered
                          -----------------------------

                                      Underlying
Selling Shareholder(1)      Direct      Options       Total        %(2)
---------------------       ------    -----------     -----        ----
Thomas K. Langbein          80,000      100,000      180,000       2.7
Barry Pardon                80,000      100,000      180,000       2.7
Joseph Verga                50,000       65,000(3)   115,000       1.7
Peter D. Fischbein          40,000       15,000       55,000        *
Lawrence E. Jaffe           30,000       20,000       50,000        *
Daniel R. Ouzts             10,000       15,000       25,000        *
Anthony C. D'Amore          10,000       15,000       25,000        *
Seymour Friend              10,000        5,000       15,000        *
Lytton Crossley                ---        5,000        5,000        *
Edward Diamond                 ---        5,000        5,000        *
Key employees (10 persons)     ---      104,000(4)   104,000       1.5
                           -------      -------      -------      ----
                           310,000      449,000      759,000      10.8

----------

* Less than 1%

(1) For details of their affiliations with our Company and/or Medicore and additional ownership of Techdyne stock which is not included in Techdyne's registration statement, see "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Transactions."

(2)  Based on 6,556,990 shares outstanding at June 8, 2001.

(3) Includes options for 10,000 shares which vest 50% on October 16, 2001 and 2002. The sale of control of our Company to Simclar will trigger acceleration of the vesting of the options, and will provide for redemption of the option shares at the excess over the exercise price based on the price per share paid in the acquisition, currently $2.14 plus the earn-out ranging from the minimum earn-out of $.53 per share to the maximum earn-out of $1.07 per share. There are currently six optionees holding vested options for 30,000 shares, with options to vest for 60,000 shares.

(4) Includes options for 50,000 shares which vest 50% on October 16, 2001 and 2002. See note (3) above with respect to vesting and redemption.

     Medicore leases to us all of our approximately 28,000 square feet of executive offices, manufacturing and warehouse space in Hialeah, Florida, for our Florida operations. The lease, which will continue as an obligation of our Company whether or not the proposed sale of control to Simclar is completed, is a net, net lease for 10 years through August 31, 2010, at $150,000 per annum, plus real estate taxes, assessments, all service and utility charges, maintenance, repairs and insurance.

     Medicore has made advances for and to us since it acquired our Company in 1982, which advances are payable on demand at an annual interest rate of 5.7%. At May 31, 2001, our indebtedness to Medicore aggregated approximately $259,000. The Agreement for Sale and Purchase of Shares provides that Simclar will use its best efforts to refinance our long-term debt within 60 days of closing and repay Medicore. In the absence of such refinancing, the parties will mutually agree as to the timing of the repayment of our indebtedness to Medicore. Our parent and we will execute mutual releases with respect to any further liability of each company to the other regarding this outstanding indebtedness of our Company to Medicore.

     Certain of the executive and accounting personnel and administrative facilities of our Company and Medicore are common. The costs of executive and accounting salaries, and other shared corporate overhead for our Company, Medicore, and our respective subsidiaries are charged through a Service Agreement between our Company and Medicore. We pay Medicore under that agreement $360,000 per year. This Service Agreement expires September 30, 2001, and is terminable by either party on 30 days written notice. If the proposed sale by Medicore of its Techdyne shares to Simclar is completed, the only executive officer of Medicore involved in this area would be Daniel R. Ouzts, plus certain administrative and accounting personnel. There is no assurance Simclar will continue this Service Agreement in effect.

     Messrs. Thomas K. Langbein, Barry Pardon, Joseph Verga, Daniel Ouzts, Peter D. Fischbein and Seymour Friend, officers and directors of our Company and/or Medicore, had exercised Techdyne options, some in 1998, 1999 and 2000, for an aggregate of 310,000 shares of common stock which were paid for with cash for the par value, $3,100, and the balance in promissory notes for $415,650, of which $113,850 are due June 30, 2001, and $49,500 due May 10,
2002 at 5.16% annual interest, and $252,300 due February 25, 2003 at 6.19% annual interest. 50% of each of the notes are anticipated to be forgiven upon completion of sale of control of our Company. The chart below reflects each affiliate and the principal amount of their notes:

          Affiliate                 Notes Due
          ---------                 ---------
          Thomas K. Langbein        $109,200
          Barry Pardon              $109,200
          Joseph Verga              $ 68,250
          Peter D. Fischbein        $ 54,600
          Lawrence E. Jaffe         $ 37,200
          Anthony C. D'Amore        $ 17,400
          Seymour Friend            $  9,900
          Daniel R. Ouzts           $  9,900
                                    --------
                                    $415,650


Benefits of the Agreement

     Our board and management and, based upon information we have been furnished, the boards and managements of Medicore and Simclar are of the opinion that the sale of control of our Company by Medicore to Simclar under the terms of the Agreement is expected to be beneficial to our Company and its shareholders. The parties believe that a strategic alliance of our Company with Simclar, which as indicated above has established operations in the electronic and electro-mechanical manufacturing industry and a stronger financial position than we do, will compliment each of our respective operations. As a result of our alliance with Simclar, we expect to be provided with an expanded geographic and customer base and global presence, a greater competitive edge, cost efficiencies in labor, supplies, and overall manufacturing, expanded markets, greater variety to better service customers with enhanced product choices, and with the potential to further attract new customers and obtain expanded credit facilities.

     In arriving at its decision to sell all of its Techdyne shares, as set forth in its proxy statement to its shareholders, Medicore also considered the following factors:

     o     that it would not be able to achieve in the foreseeable future on a stand-alone basis stockholder value equal to the sale considera-tion being paid by Simclar
     o the proposed sale will afford Medicore the opportunity to use the cash proceeds to:
           -     strengthen its financial position
           -     repurchase up to 1,000,000 of its outstanding shares at
                 current market prices ranging from approximately $1.00 to
                 $1.25
           - pursue more aggressively its remaining operations, particularly its dialysis operations; and
           - pay its approximately $2,000,000 indebtedness (if not then repaid) to its 61% owned subsidiary, Dialysis Corporation of America
     o the proposed sale will afford Medicore the opportunity to realize immediate value for its stockholders and would be beneficial to our stockholders
     o Medicore would receive 3% of our Company's consolidated sales for the next three years, providing it with a minimum of $2,500,000 and a maximum of $5,000,000 in additional consideration for the sale of its Techdyne shares
     o EBITDA evaluations of our Company and similar electronic manufac-turing companies
     o the results of prior contacts with other companies concerning potential mergers or related business combinations involving our Company; and
     o the market price of our common stock over the last two quarters of 2000 and the first quarter of 2001, which ranged from a high closing price of $1.87 to a low closing price of $.75

     The Medicore board considered the following factors, which they believed mitigated against the sale:

     o     loss of control of Techdyne
     o Techdyne's operations would no longer be consolidated with Medicore, accordingly, Medicore would no longer directly reflect in its financial statements and operations our revenues, assets or income, which at December 31, 2000, represented, respectively, approximately 84% of Medicore's sales, 67% of Medicore's assets, and was its only profitable business segment
     o     risk that the sale may not be completed; and
     o risk that the announcement of the sale and the efforts necessary to complete the transaction could disrupt operations by, among other things, diverting management and other resources from day-to-day operations

     Based upon these considerations, the Medicore board did not believe it was necessary to obtain an opinion by an independent financial advisor of the fairness of the consideration which it would receive upon sale of our shares, and the board did not believe such an independent appraisal would result in a higher price for our shares, which could be a risk of not obtaining such an appraisal. The Medicore board determined that even if such appraisal were obtained and hypothetically resulted in a higher price, there was no assurance that Simclar or anyone else would pay such a price. Since the cost of an independent appraisal is generally very expensive, and when weighed against any possible benefit, which the Medicore board believed was minimal, the Medicore board decided not to seek such an appraisal.

Additional Information About Simclar's Five Nominees Designated to Become Directors of Techdyne Upon Consummation of Medicore's Sale of Control of our Company to Simclar

     Security Ownership

     None of Simclar's five director nominees have any beneficial ownership of Techdyne or Medicore common stock. Currently, Samuel J. Russell, Managing Director of Simclar, who will become Chairman and Chief Executive Officer of Techdyne upon completion of the sale of control to Simclar, is a 90% owner of Simclar. His wife, Christina Russell, who will also become a director of Techdyne, is a director and 10% owner of Simclar. Since Simclar will own 4,674,620 shares (71.3%) of Techdyne common stock upon completion of its acquisition of control, based upon Mr. and Mrs. Russells' positions with and 100% equity ownership of Simclar, their family relationship and their proposed positions with Techdyne, each of them may be deemed a beneficial owner of all of Simclar's ownership (71.3%) of Techdyne. Mr. and Mrs. Russells' business address is c/o Simclar International Limited, Pitreavie Business Bark, Dunfermline, Fife, Scotland KY11 8UM.

     The table below sets forth the names and beneficial ownership of the equity securities as of June 8, 2001 of the Company and Medicore for the three remaining directors and executive officers of the Company upon Simclar's acquisition of control.

                                      Medicore            Techdyne
                                      Common              Common
Name              Position            Stock(1)    %(2)    Stock(3)     %(4)
----              --------            -------     ---     -------      ---
Barry Pardon     President &          166,950     2.9     193,533      2.9
                 Director
Joseph Verga     Sr. V.P., Treasurer   84,075     1.5     108,334      1.6
                 & Director(5)
Lytton Crossley  Director                 --       *        5,000(6)    *

----------

* Less than 1%.

(1) Includes the following shares that may be acquired upon exercise of Medicore options as of June 8, 2001 or within 60 days after that date:

        Shares obtainable upon exercise of options under the 1989 Stock Option
        Plan: Messrs. Pardon 80,000, and Verga 35,000.

        Shares obtainable upon exercise of options under the 2000 Stock Option
        Plan: Mr. Pardon 25,000.

(2)  Based on 5,710,540 shares outstanding.

(3) Any indirect beneficial ownership of our Company's common shares through Medicore's 71.3% ownership of our Company is disclaimed.

     Includes the following shares that may be acquired upon exercise of the Company's 1997 stock options (see note (4)) as of June 8, 2001 or within 60 days of that date: Messrs. Pardon 100,000 shares; Verga 65,000 shares (10,000 options not yet vested, see note (4))); and Crossley 5,000 shares.

(4) Based on 6,556,990 shares outstanding exclusive of 449,000 options (60,000 of which vest 50% October 16, 2001 and 50% one year late, which will be accelerated upon Simclar's acquisition of control of the Company) granted under the Company's 1997 Option Plan.

(5)  Resigning as a director upon consummation of the sale.

(6)  Options exercisable at $4.00 per share to April 24, 2002.


     Legal Proceedings

     No current designee of Simclar to become a director of Techdyne upon Simclar's acquisition of control of Techdyne is involved in any legal proceeding adverse or has a material interest adverse to Techdyne or any of its subsidiaries.

     Certain Relationships and Related Transactions

     The only transactions between Simclar and its five director designees and our Company relate to the proposed sale of control of Techdyne to Simclar by Medicore and the change in management, including the five nominees becoming directors of Techdyne, and Samuel Russell, the Managing Director and principle shareholder of Simclar becoming the Chairman of the Board and Chief Executive Officer of Techdyne upon consummation of the sale of control.

     As a result of continuing operating losses, in April, 2001, we decided to discontinue the manufacturing operations of our European subsidiary, Techdyne (Europe) Limited. In connection with that discontinuance, on May 3, 2001, Techdyne (Europe) entered into a Management Agreement with Simclar under which Simclar will manufacture products for Techdyne (Europe) and assist in management coordination. Simclar will charge Techdyne its costs for such services. No sums have been paid to Simclar to date under that Management Agreement. That agreement is cancelable on 30 days' notice by either party.

     Except pursuant to the Management Agreement described in the preceding paragraph, none of the current five Simclar designees for directors of Techdyne is affiliated with any entities, business or professional, which have or are anticipated to provide services or which have made payments to or received any payments from Techdyne or its subsidiaries, or to which Techdyne or its subsidiaries are indebted.

     No such Simclar director designee has been or is indebted to Techdyne or any of its subsidiaries.

     The information provided below reflects certain relationships and related transactions among Medicore, Techdyne, and certain of their existing executive officers and directors who are expected to continue in those positions after Simclar's acquisition of control, other than the information already provided in this section, as well as under the caption "Interests of Certain Persons in the Sale" above.

     We have two credit facilities with The Provident Bank in Ohio for an aggregate borrowing of $5,500,000. This includes a three-year revolving credit line at an interest rate of prime minus .25%, or at a fixed rate equal to the relevant quoted LIBOR rate plus 2.5%, at our election. Also, part of the financing is a five-year term loan of $1,000,000 at the same interest rate as the revolving line of credit. This financing is guaranteed by Lytton, which subsidiary has provided The Provident Bank with a Security Agreement, including all of Lytton's property, and a Conditional Assignment of Lease, assigning all of its right, title and interest as tenant under the lease to the bank as further security for its guaranty. The Conditional Assignment of Lease takes effect only if Lytton defaults in any of its obligations under the lease or its guaranty of our financing. That lease is with Stanley Avenue Properties, Ltd., a limited liability company whose membership includes Lytton and Patricia Crossley. Mrs. Crossley is the wife of Lytton Crossley, former President of Lytton and a director of the Company. See "Management of Our Company After the Sale."

     Lytton also entered into amendments to its financing agreements with The Provident Bank which include a $3,000,000 revolving credit arrangement, a $1,400,000 term loan and a $500,000 equipment loan, modified to extend the line of credit term to coincide with our line of credit term and with the interest rates reduced to interest rates identical to the interest rates on our financing with the bank. We have unconditionally guaranteed Lytton's financing, secured by a Security Agreement providing the bank with a continuing first priority security interest on all our property.

     We acquired Lytton in 1997 for $2,500,000 cash and 300,000 shares of our common stock which had a fair value of approximately $1,031,000 based on the closing price on the date of acquisition for which we guaranteed $2,400,000 to Patricia Crossley, the seller of Lytton. The guarantee was modified and in July, 1999, we paid her $1,100,000 and forgave an advance of $1,278,000 made in July, 1998.

     The Lytton acquisition agreement also provided for incentive consideration based on specific sales levels of Lytton for each of three successive specified years. This resulted in additional consideration to Patricia Crossley of approximately $396,000, $290,000 and $154,000 for the three years of sales levels paid in April, 2000, April, 1999, and April, 1998.

     In 1996, Lytton sold its offices and operating facility to Stanley Avenue Properties, Ltd., a limited liability company whose membership includes Lytton and Pat Crossley. Stanley Avenue Properties, Ltd. acquired the facilities in exchange for a note to Lytton and the assumption of two mortgage notes. The note receivable from Stanley Avenue Properties, Ltd. of approximately $139,000 was repaid on July 31, 1997 upon our acquisition of Lytton. Stanley Avenue Properties, Ltd. leased the property to Lytton. In connection with the acquisition of Lytton by the Company, the lease was renegotiated to a five year lease through July 31, 2002 with monthly lease payments of approximately $17,900 for the first year, adjusted in subsequent years for the change in the consumer price index, and contains two renewal options each for five years of the then fair market rental value. Rent expense under the lease was $226,289 for 2000.


Section 16(b) Beneficial Ownership Reporting Compliance

     Section 16(b) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% shareholders to file reports with the SEC, the Nasdaq Stock Market and the Company, indicating their ownership of our common stock and any changes in their beneficial ownership of their common stock ownership interest. The rules of the SEC require that we disclose failed or late filings of reports of Company stock ownership by its directors and executive officers. To the best of the Company's knowledge, all beneficial ownership reports by these reporting persons were filed on a timely basis. The Simclar director designees will not file their beneficial ownership reports until after they become directors and/or executive officers of Techdyne, which is anticipated to be on June 27, 2001.


Executive Compensation

     None of Simclar's five director designees to the Techdyne board has received any remuneration from Techdyne or its parent or subsidiaries, and Simclar has not indicated what compensation will be provided to any such persons as directors or as executive officers to the extent any of such designees are appointed to an executive position other than Samuel Russell, who will become the Chairman of the Board and Chief Executive Officer.

     No standard arrangements currently exist for compensating directors for services as directors or for participating on any committee. We reimburse directors for travel and related out-of-pocket expenses incurred in attending shareholder, board and committee meetings, which expenses have been minimal. In lieu of any cash compensation or per meeting fees to directors for acting as such, we have provided directors, among others, with options to purchase common stock of the Company at fair market value as of the date of grant.

     Barry Pardon, our President, will continue in that position under his employment agreement. Joseph Verga will resign as a director, and is expected to continue as a Vice President of the Company, but Simclar has indicated it will not make any determination as to Mr. Verga's status until it consummates the acquisition of Techdyne. Thomas K. Langbein, upon consummation of the sale of Techdyne to Simclar, will resign as director and Chief Executive Officer.

     The Summary Compensation Table below sets forth compensation paid by the Company and its subsidiaries for the last three fiscal years ended December 31, 2000 for services in all capacities for its Chief Executive Officer, President and Senior Vice President. No other executive officer of the Company received a total annual salary, bonus or other compensation which exceeded $100,000.

                       Summary Compensation Table

                                       Annual Compensation     Long Term Compensation Awards
                                       -------------------     -----------------------------
          (a)                  (b)     (c)           (e)                   (g)
                                                                        Securities
                                                                         Underlying
                                                                      Options/SARs(#)
                                                 Other Annual         ---------------
Name and Principal Position   Year   Salary($)  Compensation($)      Company  Medicore
---------------------------   ----   ---------  ---------------      -------  --------
Thomas K. Langbein, CEO       2000   97,100(1)     10,000(2)           ---    550,000
                              1999   93,800(1)     11,400(2)
                              1998   90,200(1)     11,300(2)

Barry Pardon                  2000  146,400(3)      6,300(4)           ---    105,000
                              1999  149,600(3)      6,700(4)
                              1998  150,800(3)      7,300(4)

Joseph Verga                  2000  113,800(3)      1,900(5)         5,000     35,000
                              1999  100,700(3)      1,600(5)
                              1998   80,700(3)      1,600(5)

----------

(1) All compensation was paid by Medicore, which was $278,000 for 2000, $268,000 for 1999, and $258,000 for 1998. Amounts reflected in the Summary Compensation Table were the compensation paid to Mr. Langbein by Medicore but allocated to the Company in proportion to the time Mr. Langbein spent on behalf of the Company.

(2) Automobile allowance and related expenses of $10,469, $14,475, and $14,437 for 2000, 1999, and 1998, respectively, and life and disability insurance premiums of $ 18,064, $17,967, and $17,880 for 2000, 1999, and
     1998, respectively, paid by Medicore totaling approximately $28,500, $32,400, and $32,300 for the years 2000, 1999, and 1998, respectively.
     As part of the Service Agreement with Medicore, the amounts in the Summary Compensation Table reflect that portion allocated to the Company.

(3)  All compensation paid by the Company.

(4) Automobile lease and related expenses and term life insurance premiums ($300) for each of 1999, and 1998, and automobile and related expenses in the amount of $6,000 and life insurance premiums in the amount of $311 for 2000, paid by the Company.

(5) Automobile related expenses and term life insurance premiums ($300) for each of 1999 and 1998, and automobile related expenses in the amount of $1,596 and personal life insurance policy in the amount of $311 for 2000, paid by the Company.


Employment Contracts and Termination of Employment and Change-In-Control Arrangements

     Mr. Langbein has an employment agreement with Medicore through August 31, 2003 at an annual salary, presently of $278,000 with yearly increases in increments of no less than $10,000. The Medicore agreement provides for Mr. Langbein to serve as the Chairman, Chief Executive Officer and President.
Upon consummation of Simclar's acquisition of Techdyne, Mr. Langbein will no longer be an officer or director of Techdyne.

     Barry Pardon has a five-year employment agreement with our Company through December 31, 2005, which provides for the following:

     o     base annual salary of $130,000
     o over-ride commission of .5% of net sales in excess of $45,000,000 (increased by net sales of acquired companies) increasing $1,000,000 each of the next two years
     o     automobile, travel and entertainment expenses
     o termination may occur by (i) expiration of the term; (ii) death of Mr. Pardon; (iii) Mr. Pardon's disability; (iv) conviction of a crime, (v) failure to carry out policies of the Company, (vi) dishonest practice, (vii) conduct prejudicing the Company or
           (viii)breach of the employment agreement; severance, which consists of 12 months' salary, is only paid upon death or termination without cause
     o non-competition for one year from termination; restrictions on Mr. Pardon calling upon customers or suppliers of the Company, diverting customers, services, or products of the Company, or disclosing any trade secrets


Options, Warrants or Rights

     The Company's 1997 Stock Option Plan has the following principal provisions:

     o     expires June 5, 2002
     o option grants are available to officers, directors, consultants, key employees, advisors and similar parties
     o option grants can include non-qualified and incentive stock options expiring up to five years, with vesting and exercise prices established by board or stock option committee
     o options, at discretion of board, may be exercised either with cash, common stock with a fair market value equal to the cash exercise price, optionee's personal recourse or non-recourse note, at the discretion of the board, or assignment to the Company of sufficient proceeds from the sale of common stock acquired upon exercise of the option with an authorization to the broker to pay that amount to the Company, or any combination of such payments
     o in the event of a termination of optionee's affiliation with the Company
           - upon death, disability or retirement after age 65, options are exercisable for nine months but not beyond the option expiration date

           - for cause, the right to exercise outstanding options terminates immediately; and
           - upon any other termination, options are exercisable for a period of 30 days
     o options are non-transferable, except by laws of descent and distribution or upon a change in control; and
     o forced redemption at formulated prices upon change in control of the Company which includes (i) sale of substantially all the assets of the Company or its merger or consolidation, (ii) majority of board changes other than by election of shareholders pursuant to board solicitations or vacancies filled by board caused by death or resignation, or (iii) a person or group acquires or makes a tender offer for at least 25% of the Company's common stock; optionee may waive redemption

     1997 Plan history to June 8, 2001
           -     500,000 shares reserved for issuance
           -     555,000 options granted
           -     none exercised
           -     106,000 cancelled
           -     449,000 outstanding
                 *     325,000 exercisable at $3.25 per share through June 22,
                       2002 (155,000 non-qualified, 170,000 incentive)
                 *     31,000 exercisable at $4.00 per share; expiration dates
                       range from June 29, 2002 to December 14, 2002; all
                       incentive options
                 * 3,000 exercisable at $4.00 per share; expiration date May 23, 2003
                 * 90,000 exercisable at $2.00 per share, exercisable for three years, with one third vested, one third vesting on October 16, 2001 and one third vesting on October 16, 2002; vesting to be accelerated upon consummation of Simclar's acquisition of Techdyne with redemption rights at optionee's discretion at the excess of Simclar's per share consideration over the exercise price; see note
                       (3) under "Interests of Certain Persons in the Sale"

     The exercise price of all options is 100% or greater of the fair market value of the common stock on the date of grant.


                 Option/SAR Grants In Last Fiscal Year

                     Individual Grants                                Potential Realizable
-------------------------------------------------------------------     Value at Assumed
                   Number of      % of Total                         Annual Rates at Stock
                   Securities    Options/SARs                         Price Appreciation
                   Underlying     Granted to    Exercise                For Option Term
                  Options/SARs   Employees in     Price    Expiration -------------------
Name               Granted (#)   Fiscal Year     ($/Sh)       Date       5%($)  10%($)
(a)                   (b)            (c)           (d)          (e)        (f)    (g)
----               -----------   -----------     ------    ----------    -----  ------
Joseph Verga        15,000(1)        16%         $2.00       10/15/03      (2)    (2)

----------

(1) Three year incentive stock options granted under the 1997 Plan; 5,000 options vested October 16, 2000, and 5,000 options vesting each on October 16, 2001 and 2002. See note (3) under "Interests of Certain Person in the Sale."

(2) Based on 5% and 10% appreciation rates applied to market price at grant date, the options would reflect a market valuation of $1.16 each and $1.33 each, respectively. Since the exercise price is $2.00, the options have no computed potential realizable value at the end of the three-year option term.

Aggregated Option/SAR Exercises In Last Fiscal Year and FY-End Option/SAR Values

(a)                        (b)             (c)             (d)           (e)
                                                        Number of
                                                        Securities     Value of
                                                        Underlying     Unexercised
                                                        Unexercised    In-the-Money
                                                        Options/SARs   Options/SARs
                                                        at FY-End (#)  at FY-End($)
                     Shares Acquired   Value Realized   Exercisable/   Exercisable/
Name                  on Exercise (#)        ($)        Unexercisable  Unexercisable
----                  --------------   --------------   -------------  -------------
CEO
Thomas K. Langbein
   Company Options       40,000(1)         60,000      100,000 (exer.)  (exer.)(2)
   Medicore Options         -0-               -0-      550,000 (exer.)  (exer.)(3)
Barry Pardon
   Company Options       40,000(1)         60,000      100,000 (exer.)  (exer.)(2)
   Medicore Options         -0-               -0-      105,000 (exer.)  (exer.)(4)
Joseph Verga
   Company Options       25,000(1)         37,500       55,000 (exer.)  (exer.)(5)
   Medicore Options         -0-               -0-       35,000 (exer.)  (exer.)(6)

----------

(1) The options were exercised on February 25, 2000 with cash for par value ($.01 per share) and the balance with a three-year recourse promissory note.

(2) The options are exercisable at $3.25 per share through June 22, 2002. The options were out-of-the-money, since the closing price of the common stock as reported by Nasdaq at December 29, 2000 was $1.31.

(3) The options are exercisable, 300,000 at $1.38 per share through July 26, 2005, and 250,000 at $3.25 per share through February 16, 2003. The options were out-of-the-money, since the closing price of Medicore common stock as reported by Nasdaq on December 29, 2000 was $.88.

(4) The options are exercisable, 80,000 at $1.38 per share through July 26, 2005, and 25,000 at $3.25 per share through February 16, 2003. The options were out-of-the-money, since the closing price of Medicore common stock as reported by Nasdaq on December 29, 2000 was $.88.

(5) The options are exercisable, 50,000 at $3.25 per share through June 22, 2002, and 5,000 at $2.00 per share through October 15, 2003. The options were out-of-the-money, since the closing price of the common stock as reported by Nasdaq at December 29, 2000 was $1.31.

(6) The options are exercisable at $1.38 per share through July 26, 2005, and were out-of-the-money, since the closing price of the Medicore common stock as reported by Nasdaq on December 29, 2000 was $.88.